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                                  EXHIBIT 99.14

Diodes Incorporated

FOR IMMEDIATE RELEASE

Diodes, Inc. to Acquire Wafer Fab

FabTech, Inc. to Support Development of Value-added Product Lines

Westlake Village, California - October 30, 2000 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, electronics and automotive industries, today announced that it has signed a letter of intent to acquire FabTech, Inc. of Lee's Summit, Missouri. The transaction, subject to various closing conditions, is expected to be completed in early December 2000.

The 5-inch wafer foundry, specializing in Schottky products, includes a 16,000 sq. ft. clean room within a 70,000 sq. ft. manufacturing facility formerly owned by AT&T. FabTech currently has 210 employees and is expected to generate approximately $20 million in revenues in year 2000. The acquisition will be internally financed and is expected to be accretive to Diodes' earnings beginning in 2001.

"The acquisition of FabTech will take Diodes to the next level and begins to realize our strategic goal of becoming a vertically integrated manufacturer and supplier of discrete semiconductors. This strategy is designed to enable Diodes to accelerate the development and introduction of new technology into our products." said C.H. Chen, President and CEO of Diodes Incorporated.

"As devices become ever smaller and product cycles grow tighter," continued Chen, "the market demands that we become a total solution provider. Diodes has already demonstrated our capacity for superior customer service and world-class manufacturing through our Mainland China facility. FabTech's wafer foundry provides us with the manufacturing base and top-tier R&D team to develop higher-margin, next-generation semiconductor products. Having worked closely with FabTech in the past, we feel confident that their quality and customer focus are a good match to our own."

"We are tremendously excited to be joining the team at Diodes," said Walter Buchanan, President of FabTech, Inc. "During our close business relationship as a wafer supplier, we have been impressed with Diodes' marketing savvy and commitment to quality. After hearing C.H. Chen's vision for the future of the discrete semiconductor industry, we realized that our own future lay with Diodes. This relationship will give us access to a world-class assembly, sales and marketing team, and a mandate to develop next-generation technology."

FabTech will be acquired from Lite-On Power Semiconductor Corporation (LPSC) for approximately $25 million, with an additional earn-out for meeting specified earnings targets over a four-year period. LPSC, which is part of the $4.5 billion Lite-On Group, owns approximately 38% of Diodes' outstanding shares.

"With Diodes' vision and FabTech's technology development," Mr. Buchanan continued, "we feel we have a world-class organization. FabTech currently has eight patents pending in technologies from ruggedized Schottky devices to thirty-five hundred volt Ultra-Fast devices. Presently, our engineers are working on the next generation discrete technologies." Buchanan will continue to serve as President of the Diodes-FabTech division, reporting to Mr. Chen.

FabTech was founded in 1996 when LPSC acquired manufacturing equipment and technology formerly owned by AT&T. FabTech's engineering staff includes eight senior engineers, with over 190 collective years experience in the semiconductor industry.


Join us for our third-quarter conference call to be broadcast live at 9:00 am PST (12 noon EST) today, on our Webcast at: http://www.vcall.com.


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About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. In addition, the Company signed a letter of intent to acquire FabTech, Inc., a 5" wafer foundry located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the Company's ability to consummate the acquisition of FabTech, fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT: Crocker Coulson, Account Executive, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes Incorporated; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent to Investor Relations, Diodes Incorporated, 3050 E. Hillcrest Drive, Westlake Village, CA 91362, or they may be e-mailed to: diodes-fin@diodes.com.

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